SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL INCREASES BOEING NG 737-800 ORDER TO 101

São Paulo, July 25, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, announced that it has increased the size of its total order for Boeing 737-800 Next-Generation aircraft to 101 from 63 in support of its continued expansion.

The revised order doubles firm orders for Boeing 737-800s to 60 and increases purchase options to 41, totaling 101 aircraft, scheduled for delivery between 2006 and 2012. The options, which lend greater flexibility to the Company’s already adaptable expansion plans, are exercisable between 2007 and 2012. GOL currently operates 35 Boeing 737 aircraft, 10 of which are 737-800 Next-Generations.

“While the Next-Generation aircraft is already among the fastest and most technologically advanced products, the new 737s will also be fitted with winglets, which will further improve fuel efficiency by over four percent,” said Constantino de Oliveira Junior, GOL’s Chief Executive Officer. “Our fleet plan supports profitable growth by keeping costs low so that we can expand our route network and offer the most competitive fares to more customers.”

In addition to lower operating costs, winglets offer other benefits, including increased range, improved takeoff performance and obstacle clearance, as well as reduced noise on takeoff. By improving overall performance of the aircraft, this feature will provide GOL with added flexibility in both its route selection and fleet operations.

“As one of the industry’s leading low-cost carriers, GOL has seen incredible growth over the past few years,” said Boeing Commercial Airplanes President and Chief Executive Officer Alan Mulally. “We value our partnership with GOL and we are extremely proud of the role our Next-Generation 737 – the most modern, efficient and reliable airplane in its class – will have in the airline’s plans for future expansion.”

GOL plans to offer international flights to Santa Cruz de la Sierra, Bolivia; Montevideo, Uruguay; and Asuncion, Paraguay in 2005. The Company will use the new 737 Next-Generations to facilitate further route expansion in Brazil and South America.

GOL’s current plans for fleet expansion are as follows:

Aircraft	2005	2006	2007	2008	2009	2010
737-300	8	6	3	-	-	-
737-700	22	22	22	22	22	22
737-800	10	21	32	42	56	64
Total	40	49	57	64	78	86

Owned	-	6	19	28	38	46
Leased	40	43	38	36	40	40

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 360 daily flights to 42 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, fl ight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, or 55 11 2125-3200 from overseas. GOL: Here everyone can fly!

For additional information please contact:

Media – U.S.	Media - Brazil, Latin America and Europe:
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: gjuncadella@gavinanderson.com	e-mail: juliana.cabrini@mvl.com.br

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.